SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE TO/A

Amendment No. 7

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(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

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AQUASITION CORP.
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))
Common Stock, $0.0001 Par Value

(Title of Class of Securities)

Y0192H103

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(CUSIP Number of Class of Securities)

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Matthew C. Los
c/o Seacrest Shipping Co. Ltd.
8 – 10 Paul Street
London EC2A 4JH, England
Telephone: +44-207-426-1155

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Mitchell S. Nussbaum, Esq.
Giovanni Caruso, Esq.

Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4000

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CALCULATION OF FILING FEE

Transaction valuation* $51,448,500	Amount of filing fee* $6,626.57**

*	Estimated for purposes of calculating the amount of the filing fee only. The transaction value assumes the purchase of a total of 4,995,000 outstanding shares of Common Stock of Aquasition Corp., par value $0.0001 per share, at the tender offer price of $10.30 per share. The amount of the filing fee is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $128.80 for each $1,000,000 of the value of the transaction.

**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This amendment No. 7 to the Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Aquasition Corp. a Marshall Islands company (the “Company”) and amends and supplements the Tender Offer Statement on Schedule TO, as amended, originally filed on June 4, 2014. This Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding shares of Common Stock, par value $0.0001 per share (the “Shares”), at a price of $10.30 per share in cash, without interest.  The offer was subject to the terms and conditions set forth in the Offer Letter, dated July 18, 2014 (the “Offer Letter”), a copy of which was previously filed as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which was previously filed as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Item 1.	Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and supplemented by adding the following language:

The Offer expired at 5:00 p.m., United States Eastern Time on the afternoon of Tuesday, July 29, 2014. Based on information provided by American Stock Transfer & Trust Company (the “Depositary”), pursuant to the terms of the Offer, 4,980,528 shares of common stock were tendered. Based on the result of the Offer, KBS International Holdings, Inc. agreed to waive the minimum cash closing condition. The Company has accepted for exchange all of the shares validly tendered and not withdrawn. On August 1, 2014, the Company issued a press release announcing the final results of the Offer. A copy of this press release is filed as Exhibit (a)(5)(C) to this Amendment and is incorporated herein by reference.

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Item 4.	Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the language set forth above under Item 1. Such language is incorporated herein by reference.

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Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following language:

Exhibit Number	Description

(a)(5)(C)	Press Release dated August 1, 2014.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AQUASITION CORP.

By:	/s/ Matthew C. Los
Name: Matthew C. Los
Title: Chief Executive Officer

Date: August 1, 2014

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INDEX TO EXHIBITS

Exhibit Number	Description

(a)(5)(c)	Press Release dated August 1, 2014.

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